SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number: 1-11748

                           NOTIFICATION OF LATE FILING

     (Check One):  [ ]Form 10-K      [ ]Form 20-F      [ ] Form 11-K
                   [X]Form 10-Q      [ ]Form N-SAR     [ ] Form N-CSR

                        For Period Ending: March 31, 2004

 [ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
 [ ] Transition Report on Form 11-K

     For the Transition Period Ending:

     Read the attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full name of Registrant:                  EASTERN AMERICAN NATURAL GAS TRUST

Former name if applicable:                Not applicable

Address of principal executive office
(street and number):                      The Bank of New York, Trustee
                                          c/o: BNY Midwest Trust Company
                                          2 North LaSalle Street

City, state and zip code:                 Chicago, Illinois 60602

                                     PART II

                             RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant is unable to file its Form 10-Q for the quarterly period ended March 31, 2004 because it is awaiting corrected estimates of net proved reserves attributable to the Registrant's royalty and term net profits interests from its independent petroleum consultant.

                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

                  Cynthia Davis                 (313) 827-8553
                  (Name)                        (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 been filed during the preceding 12 months or for such shorter period that the registrant was required to file such report(s)? If the answer is no, identify report(s).

                                                              [X] Yes     [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [_] Yes     [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     EASTERN AMERICAN NATURAL GAS TRUST has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 10, 2004                        By: /s/ Mauro Palladino
                                              -------------------
                                              Mauro Palladino
                                              Vice President

     The Registrant, Eastern American Natural Gas Trust, has no principal executive officer, principal financial officer, board of directors or persons performing similar functions. Accordingly, no additional signatures are available and none have been provided.

02662.0161 #484539